





SONO•TEK CORPORATION 2005 ANNUAL REPORT

Global Solutions in Ultrasonic Spray Technology













MicroMist™
FOR STENT COATING

SonoFlux™ *2000FP*
FOR PRINTED CIRCUIT BOARD FLUXING

SonoDry™
FOR NANOTECHNOLOGY APPLICATIONS

WideTrack™
FOR FLOAT GLASS COATING



OUR BUSINESS FOCUS

At Sono-Tek, our core competency is the development and application of patented, proprietary ultrasonic liquid atomization technology. Our spraying systems reduce waste and environmental impact, do not clog, and achieve more precise thin film coatings compared to other spraying approaches. We intend to continue growing our Company by developing new applications and new geographical markets for this unique spraying and coating technology.

THE ULTRASONIC ADVANTAGE

Customers use our patented ultrasonic nozzles and systems to spray a variety of industrial, medical, and electronic surfaces in increasing applications. Typically, they may have used ordinary nozzles for spraying and coating their product, prior to being introduced to the benefits of our technology. Ordinary nozzles use the pressure of the liquid flowing through a restricted orifice to create a spray. The drawbacks with this method are the potential for clogging of the orifice, wide drop size distribution, and the high momentum of the liquid particles results in "bounce back" from the surface to be coated into the work environment.

Sono-Tek's nozzles do not require a restricted orifice to operate, so the potential for clogging is virtually eliminated—a key factor in many applications involving liquids with particles, polymers, or sticky properties. Furthermore, we create our spray using high frequency ultrasonic vibrations of the nozzle tip, which results in a low momentum stream of droplets having a high tendency to remain on the target surface after impact. The benefits are many, since we can reduce the amount of liquid required by 40 to 80% in many applications, saving the user material costs. Furthermore, reduced liquid spray means a cleaner and safer work environment, without the use of expensive containment and removal equipment. Our nozzle systems allow much greater coating precision in terms of coverage, focus, and depth.

Our nozzles are typically sold as part of pre-engineered systems that contain controls, software, and support equipment tailored to each market and application. They are used to coat printed circuit boards with solder flux in the electronics industry, to coat arterial stents with polymer and drug combinations in the medical device field, to apply coatings to float glass lines, food lines, and textile lines in growing industrial applications, and more recently to create nanoparticles and nanolayers in this evolving market.

Our product line is ever increasing as we expand into new markets such as industrial coatings, vacuum applications, and nanotechnology. At the same time we are enhancing existing technology and improving sales in the electronics and medical markets, areas in which we have historically established ourselves as world leaders.

2005 saw a large increase in foreign market sales, with expansion into countries across the globe, from Asia to Europe and Latin America. Our global expansion is expected to increase substantially in the coming years as companies seek to improve manufacturing processes for environmental reasons as well as realizing a myriad of other benefits offered by ultrasonic technology.

GOOD NEWS FOR 2005 (PRESS RELEASE EXCERPTS)

April 2005 — The Empire State Development Corporation Small Business Technology Investment Fund (SBTIF) approved a $500,000 investment in Sono-Tek Corp. This was announced on April 8, 2005. The SBTIF was created to provide high-tech companies throughout New York State with a source of venture capital to promote job creation and economic growth. — *Source: Empire State Development*

May 2005 — Sono-Tek Corporation announced May 5, 2005 that they had won an Averell Harriman International Trade Award as Exporter of the Year in the under $10 million category. The award was presented to Sono-Tek's President and CEO Dr. Christopher L. Coccio at an awards ceremony held May 3rd in Newburgh, New York. Companies from six counties in the Hudson Valley were eligible.

CORPORATE HIGHLIGHTS FOR FISCAL YEAR 2005

- Continued profitability—fifteen consecutive quarters
- Significant growth in revenues and income
- Significant debt reduction
- Improved shareholder equity
- Growth in the electronics market for fluxers and addition of solder recovery equipment
- Growth in the stent coating market
- Successful entry into WideTrack market glass segment
- Geographical expansion into Europe and Asia

Table of Contents



PRESIDENT'S MESSAGE

The Year in Review

Fiscal Year 2005, which ended February 28, 2005, has been a year of strong financial improvement in nearly every significant measurement. Our sales grew by 65% to $5,803,586, our operating income grew by 132% to $836k, our pretax income grew by 300% to $807k, and our net income grew from $785k to $795k. Last year's net income contained a one-time income tax benefit of $584k which had a positive effect on those reported results. This benefit was the result of the Company's stronger position qualifying it to use previously earned tax credits, while this year's net income included no such benefit and resulted only from profitable current operations.

Along with much stronger operating results, we reduced our debt to $350k (it is currently less than $50k as of this writing) and increased shareholder equity to $2,305k. Our strong operating results and strong balance sheet now leave us in a position to capitalize on new opportunities that present themselves in our markets. As our financials have improved, our market capitalization has also risen because our stock price appreciated with improving results. All in all, we are pleased with the results of the past fiscal year, and our team is working hard to create the technical and market development innovations that will lead to future growth for the Company. Our operating results are shown graphically in the accompanying charts.

Financial Highlights



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NET INCOME AFTER TAX EXPENSE OR BENEFIT
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STOCKHOLDER'S EQUITY (IN THOUSANDS OF DOLLARS)
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Growth Markets and Market Development

GROWTH MARKETS – *Some markets are considered "growth markets", those in which the demand for certain products continues to rise. A good example is the demand for digital electronic devices such as televisions and portable music devices. Even this growth market is subject to recessions, technology evolution, and other challenges, but it has enjoyed a significant annual growth rate. Sono-Tek participates in the electronics industry by providing ultrasonic spray fluxers to manufacturers, and the Company looks forward to long-term growth by satisfying our customers with our current and next generation products. We have been successfully involved in this market for fifteen years. We plan on following the growth as it migrates from one location to another in the world and as the technical demands change with the mix of electronics products. In fact, it is the presence of new technical demands that creates the opportunity for us to sell a new generation of products, providing leverage beyond the base growth rate of the industry. A good example is the migration of the electronics industry to the use of lead-free solder, requiring the replacement of existing operational equipment earlier than its planned retirement.*

MARKET DEVELOPMENT – *The Company is also working to create new markets for our ultrasonic atomization spraying and coating systems, a process of "market development". The challenge here is to create a compelling reason for customers to migrate away from existing and proven methods to new and better approaches using our ultrasonic atomization systems. We have gained experience in doing just that in the medical device industry, where we have created a new series of ultrasonic spray systems for coating implantable devices that are superior to traditional spray systems.*

Last year, we pioneered another industry changeover, by convincing one of the world's largest glass companies to invest in our WideTrack glass coating system. We now have sold many of these systems both here and abroad, and we are working to add other glass companies to the list. We also are tackling a second glass coating application that could open up another entirely different market to our WideTrack system. At the same time, we are pursuing other coating applications with WideTrack systems that could bring us into the textiles, food, and other industries over the next few years. In all of these applications, there is considerable waste in either chemicals or water due to overspray, fuel to dry the excess liquid application, or capital expenditures in capturing and cleaning up liquids released into the workplace. Customers will have both economic and environmental advantages with ultrasonic atomization, due to the inherent "ultrasonic advantage" described elsewhere in this report. The conversion of one or more customers in these new areas can lead to a significant growth in sales for our Company. We use the word "significant", because it is not possible to describe in advance the number of customers or systems that we will sell once we have demonstrated the feasibility of the approach. This past year we had a growth of 66%, and most of it was due to new applications in new markets—"significant" growth.

COMPETITION – *The question of competition arises for any business. Sono-Tek is a high technology company, and we rely on the creation of proprietary technology to keep our place in existing markets, and to enter new markets as described above. We also rely on the development of customer application knowledge and close service relationships that allow us to understand their needs and meet them. It is this combination of ultrasonic expertise coupled with a deep understanding of customer application parameters that provides a competitive barrier to others.*

Markets

ELECTRONICS – *The electronics industry has continued to be our primary market. Our electronics business has grown even though its fraction of our business has declined as new growth areas have emerged. Lead-based solder is gradually being replaced by lead-free formulations in a number of geographical markets. Our SonoFlux 2000F spray fluxer line appears to fit nicely with the more difficult-to-use fluxing agents that are a part of the lead-free transition. The 2000F has demonstrated the very desirable capability of handling sticky rosin fluxes with a minimum of downtime for cleaning, and is replacing existing working equipment that requires more cleaning and maintenance. The 2000F is now a family of products available in both 13" and 24" coating width capability, and in both manually adjustable and automatic versions. At the low end is a spray fluxer that can be manually set to spray boards from 3" up to 13" in width. It directly serves the output lines of product manufacturers (OEMs), since they typically produce the same printed circuit boards month in and month out. For the contract manufacturing sector, we provide a 3" - 24" variable-width spray fluxer capable of automatic adjustment. We can also provide models to fit a variety of customer requirements and price points in different global markets today. The electronics industry used to be primarily a North American market. Significant portions of this market have migrated to China, India, and other Asian countries in the last five to ten years. There has also been a migration from Europe to Eastern Europe in the same time frame, as manufacturers seek to take advantage of the lower costs in these locations. We have developed distributors and sales representatives in these countries to present our equipment and assist us in selling into these rapidly growing markets. We will continue to use this approach in the coming year. We deal with many of the same global companies from our more established locations in these new markets, and our success and reputation can be leveraged for a quicker entry than would otherwise be the case. A major theme for our Company is the globalization of our business, as is reflected on the cover of this Annual Report.*

As an outgrowth of the move to expensive lead-free solders in printed circuit board manufacturing, we have established an exclusive distribution relationship with EVS International. Ltd. ("EVS"), a U.K. Company, to distribute EVS's line of solder recovery systems. EVS manufactures the EVS6000 and the EVS3000 solder recovery systems which are used to reclaim solder in its original specification from the dross which accumulates in the wave-solder equipment of circuit board manufacturers. The resulting savings are up to 50% in solder costs for the manufacturer. In addition, waste disposal costs are dramatically reduced. These factors make the EVS systems beneficial to attaining and retaining ISO 14001 certification for environmental manufacturing standards. Our territory for this distribution is the United States and Canada. The customer base for distribution of these systems is synergistic with Sono-Tek's existing customer base and sales channels for spray fluxers.



Markets (continued)

MEDICAL DEVICES – *Our main focus in the expanding medical device market continues to be drug-coated implants in general, and arterial stents in particular. The application of a polymer/drug coating to arterial stents implanted into clogged heart arteries has revolutionized cardiac care. Prior to availability of coated stents, 25% or more of the treated patients could expect that the artery wall would close in on the stent, restricting blood flow again. With coated stents, the rate of reclosure (restinosis) has dropped to 5%— a dramatic improvement. We have become the supplier of choice for applying polymer-drug coating to stents for one large medical device manufacturer, and are being chosen by a host of smaller companies around the world. We are working with other major players in a developmental role, and we hope to replace their current methods with ultrasonic atomization in the near future.*

To serve this market we have developed a series of nozzle designs such as the MicroMist and Accumist, both of which have a role to play depending on the coating parameters. We sell these nozzle systems for incorporation into existing stent coating machinery, and also as turnkey systems that allows customers to immediately coat stents without the need to create handling equipment first.

We are looking to expand the application of our coating technology to other implantables, and in the past year we have worked with customers and placed some systems for coating larger peripheral vascular stents, catheter guidewires, and hernia repair meshes. This is a business that involves both domestic and overseas divisions of US companies as well as foreign companies, and it fits directly into our globalization strategy.

INDUSTRIAL COATINGS – *Many industries are based on coating a wide area in moving web production lines. For example, the manufacture of glass, food products, and textiles involves sheets of varying widths. Many of these products require protective or other functional coatings. Sono-Tek has developed our WideTrack coating system to address the needs of these manufacturers to apply thinner, more uniform coatings, with much less chemical waste than conventional spraying or coating systems. Other benefits include the reduction in the amount of energy needed, and the reduction in the usage of capital equipment for environmental clean up of overspray. Our strategy fits in with the current emphasis on environmentally sound manufacturing, where we help our customers to "reduce, recycle, and reuse" in accordance with ISO 14001.*

In the past year we created a version of the WideTrack that serves the needs of the glass industry for providing protective coatings to newly manufactured float glass. The new glass tends to stain in the weeks after manufacture without a coating. The traditional approach involved a great deal of overspray, waste, and clean up equipment in applying protective coatings. Our WideTrack glass system has proven itself and has been installed in over a half dozen locations here and abroad in the past year. Our sales team is seeking new customers and locations this year, while our engineering group is working on a new version of WideTrack to apply a different type of coating used in the glass manufacturing process. This new design is expected to open up an entirely new glass market to us in the years ahead. Some of these applications are in the area referred to as nanotechnology, in that they involve a liquid containing sub-micron particles, which remain behind on the surface as the liquid evaporates. It is critical that the initial liquid spray be uniform and thin to achieve good results.

Sono-Tek also has developed a WideTrack textile design, which we hope will replace the traditional bath and foam finishing methods currently in place in this industry. We have conducted many tests for a half dozen different customers using different finishing liquids and cloth, and we are now ready to place our first demonstration unit at a textile plant.

NANOTECHNOLOGY – *This is another up-and-coming market for the Company's products. Nanoparticles, which are in the range of one-billionth of a meter in diameter, have unique properties because of their small size, almost on an atomic scale. The Company's products have been instrumental in assisting manufacturers of these materials in their production. For example, Sono-Tek's SonoDry nozzle has proven successful in producing nanoparticles when incorporated into laboratory-size spray dryers.*

IN CONCLUSION – *As the Company moves forward into new areas, we expect to see some quarterly variations in sales. We are now winning major orders in the WideTrack coating area, and the timing of the delivery of such orders can enhance or detract from quarterly results. As for an overall trend, our team is focused on creating continuing growth that will lead to a larger and stronger Company over the next few years. We hope our new products and global initiatives will result in significant sales and earnings growth, and our team is deeply committed to making this happen.*



Sincerely,



Christopher L. Coccio, Ph. D.

PRESIDENT AND CHIEF EXECUTIVE OFFICER
JULY 15, 2005

Forward-Looking Statements

Certain statements made in this report may constitute "forward-looking statements" within the meaning of the Federal Securities Laws. Such forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following:

- The Company's ability to respond to competition in its markets;
- General economic conditions in the Company's markets;

The Company undertakes no obligation to update publicly any forward-looking statement.

Overview

Sono-Tek has developed a unique and proprietary series of ultrasonic atomizing nozzles, which are being used in an increasing variety of electronic, medical, industrial, and nanotechnology applications. These nozzles are electrically driven and create a fine, uniform, low velocity spray of atomized liquid particles, in contrast to common pressure nozzles. These characteristics create a series of commercial applications that benefit from the precise, uniform, thin coatings that can be achieved. When combined with significant reductions in liquid waste and less overspray than can be achieved with ordinary pressure nozzle systems, there is lower environmental impact.

The Company has a well established position in the electronics industry with its SonoFlux spray fluxing equipment. It saves customers from 40% to 80% of the liquid flux required to solder printed circuit boards over more labor intensive methods, such as foam fluxing. Less flux equates to less material cost, fewer chemicals in the workplace, and less clean-up. Also, the SonoFlux equipment reduces the number of soldering defects, which reduces the level of rework. The Company experienced a dramatic recovery of this market towards the latter part of Fiscal Year 2004 and throughout Fiscal Year 2005, resulting in increased orders for the Company's equipment.

In the past two years, the Company has focused engineering resources on the medical device market, with emphasis on providing coating solutions for the new generation of drug coated stents. The Company has sold a significant number of specialized ultrasonic nozzles and MediCoat stent coating systems to large pharmaceutical and medical device customers. Sono-Tek's stent coating systems are superior compared to pressure nozzles in their ability to uniformly coat the very small arterial stents without creating webs or gaps in the coatings. The Company has begun to sell a bench-top, fully outfitted stent coating system to a wide range of customers that are manufacturing stents and/or applying coatings to be used in developmental trials.

The Company also committed engineering resources to develop a general industrial coating product, the WideTrack coating system, which is finding increasing applications in the glass, food and textile manufacturing industries. The WideTrack is saving customers money by reducing the use of materials and lessening the environmental impact by significantly reducing overspray, which is common with other types of coating systems.

In conclusion, the Company's sales levels have increased as the result of an improved economy, product development efforts, and related marketing thrusts which have had the effects of improving operating and net income, reducing debt, and increasing shareholders' equity.

Liquidity and Capital Resources

The Company's working capital increased $886,000 from a working capital of $786,000 at February 29, 2004 to $1,667,000 at February 28, 2005. The increase in working capital was principally the result of increases in inventory of $433,000, cash of $231,000 and payments of liabilities and debt of $1,049,000. Stockholders' equity increased $1,719,000 to $2,306,000 at February 28, 2005 compared to $587,000 at February 29, 2004. The increase in stockholders' equity was the result of markedly improved operating income, which went from $360,000 to $836,000, resulting in net income of $795,000, proceeds from a private placement of $522,000, other stock issuances of $42,000, and exercises of stock options and warrants of $359,000. The Company has operated profitably for the last three fiscal years.



Inventory increased $433,000, or 48%, from $905,000 to $1,338,000 as the result of new orders received towards the end of the fiscal year and the diversification of the Company's product lines.

The increase in cash of $231,000 is due to better cash management, increased revenues and collections and the result of equity infusions this year.

The Company currently has a revolving credit line of $500,000 with a bank and a $150,000 equipment purchase facility. At February 28, 2005, $350,000 was outstanding under this line. The revolving credit line is collateralized by all of the assets of the Company and requires a 30 day annual payoff, which took place between April 12, 2005 and May 12, 2005.

Results of Operations

For the year ended February 28, 2005, the Company's sales increased $2,302,000 or 65% to $5,804,000 as compared to $3,502,000 for the year ended February 29, 2004. The increase was the result of an increase in nozzle-spraying system and specialty coating system sales, and the addition of WideTrack system sales for glass coating. Foreign sales levels increased to 41% in 2005 versus 24% in fiscal year 2004. This increase was primarily due to sales of coating systems for newly installed plate glass manufacturing lines and for medical coating systems.

The Company's gross profit increased $1,166,000, to $3,163,000 for the year ended February 28, 2005 from $1,997,000 for the year ended February 29, 2004. The increase was primarily a result of higher sales of the Company's products. The mix of the Company's products sold slightly affected the gross margin percentage, which changed from 57% for the year ended February 29, 2004, to 55% for the year ended February 28, 2005.

Marketing and selling costs increased $331,000 to $1,031,000 for the year ended February 28, 2005 from $700,000, for the year ended February 29, 2004. The increase was principally a result of increased commissions of $218,000, and increased labor and fringe benefit costs of $78,000. These increases were the direct result of increased sales levels during the current fiscal year.

General and Administrative expense increased $208,000 to $779,000 for the year ended February 28, 2005 from $571,000, as compared to the year ended February 29, 2004 as a result of increased payroll, legal, consulting and accounting costs due to higher sales levels during the current fiscal year.

Research and product development costs increased $152,000 to $518,000 for the year ended February 28, 2005 as compared to $366,000 for the year ended February 29, 2004. The increase was principally due to an increase in engineering personnel and increased purchases of research and development materials in the current fiscal year.

The Company's operating income increased from $360,000 for the year ended February 29, 2004 to $836,000 for the year ended February 28, 2005. Net income increased $10,000 to $795,000 or $.07 per share on a diluted basis for the year ended February 28, 2005 from $785,000 or $0.07 per share for the year ended February 29, 2004. The prior year's net income included an income tax benefit of $585,000 as the result of recording a deferred tax asset relating to the tax effect of recognizing $1,500,000 of the Company's prior year's net operating loss carryforwards.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and may potentially result in materially different results under different assumptions and conditions. The Company believes that its critical accounting policies are limited to the one described below. For a detailed discussion on the application of this and other accounting policies see note 2 to the Company's consolidated financial statements.

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes. Management judgment is required in determining the provision for the deferred tax asset. During the fourth quarter of the year ended February 29, 2004, the Company reduced the valuation reserve for the deferred tax asset resulting from the net operating losses carried forward due to the Company having demonstrated consistent profitable operations. In the event that actual results differ from these estimates, the Company may need to again adjust such valuation reserve.

Stock-Based Compensation

SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation— Transition and Disclosure, encourages, but does not require, companies to record compensation cost for stock based employee compensation plans at fair value. The Company has chosen to continue, until March 1, 2006, to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock.

Impact of New Accounting Pronouncements

FASB 151 - INVENTORY COSTS

In November 2004, the Financial Accounting Standards Board "FASB" issued FASB Statement No. 151, which revised ARB No.43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date of this Statement is issued. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 152 – ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS

In December 2004, the FASB issued FASB Statement No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in Statement of Position (SOP) 04-2, and Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real-estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 153 – EXCHANGES OF NONMONETARY ASSETS

In December 2004, the FASB issued FASB Statement No. 153. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in Accounting Principles Board "APB" Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this Statement is issued. Management believes this Statement will have no impact on the financial statements of the Company once adopted.



FASB 123 (REVISED 2004) – SHARE-BASED PAYMENTS

In December 2004, the FASB issued a revision to FASB Statement No. 123, Accounting for Stock Based Compensation. This Statement supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans.

A nonpublic entity will measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments, except in certain circumstances.

A public entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. A nonpublic entity may elect to measure its liability awards at their intrinsic value through the date of settlement.

The grant-date fair value of employee share options and similar instruments will be estimated using the option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available).

Excess tax benefits, as defined by this Statement, will be recognized as an addition to paid-in-capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in paid-in capital to which it can be offset.

The notes to the financial statements of both public and nonpublic entities will disclose information to assist users of financial information to understand the nature of share-based payment transactions and the effects of those transactions on the financial statements.

For public entities that file as small business issuers the effective date will be as of the beginning of the first annual reporting period that begins after December 15, 2005, Management intends to comply with this Statement at the scheduled effective date for the relevant financial statements of the Company.

FASB INTERPRETATION NO. 47 – ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

In March 2005, FASB Interpretation No.47 "FIN 47" was issued, which clarifies certain terminology as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. In addition it clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Early adoption of FIN 47 is encouraged. Management believes the adoption of FIN 47 will have no impact on the financials of the Company, once adopted.

To the Stockholders and Board of Directors
Sono-Tek Corporation
Milton, New York

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation as of February 28, 2005, and the related consolidated statements of operations, stockholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sono-Tek Corporation, as of February 28, 2005 and the results of their operation and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.



SHERB & CO., LLP

Certified Public Accountants

New York, New York

May 23, 2005

To the Stockholders and Board of Directors
Sono-Tek Corporation
Milton, New York

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation as of February 29, 2004, and the related consolidated statements of operations, stockholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sono-Tek Corporation, as of February 29, 2004 and the results of their operation and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.



RADIN, GLASS & Co., LLP

Certified Public Accountants

New York, New York

April 27, 2004

ASSETS

	FEBRUARY 28, 2005
Current Assets	
Cash and cash equivalents	$ 421,043
Accounts receivable (less allowance of $18,123)	813,703
Inventories	1,338,410
Prepaid expenses and other current assets	111,714
Deferred tax asset	117,000
Total current assets	2,801,870
Equipment, furnishings and leasehold improvements (less accumulated depreciation of $720,384)	140,133
Intangible assets, net	22,894
Other assets	7,171
Deferred tax asset	468,000
TOTAL ASSETS	$ 3,440,068

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable	$ 292,729
Accrued expenses	491,828
Line of credit	350,000
Total liabilities	1,134,557
Commitments and Contingencies	-
Stockholders' Equity	
Common stock, $.01 par value; 25,000,000 shares authorized, 13,825,640 issued and outstanding	138,257
Additional paid-in capital	7,371,233
Stock subscription receivable	(15,750)
Accumulated deficit	(5,188,229)
Total stockholders' equity	2,305,511
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,440,068

See notes to consolidated financial statements.

	YEARS ENDED	
	FEBRUARY 28, 2005	FEBRUARY 29, 2004
Net Sales	$ 5,803,586	$ 3,501,594
Cost of Goods Sold	2,640,373	1,505,010
Gross Profit	3,163,213	1,996,584
Operating Expenses		
Research and product development	517,526	365,577
Marketing and selling	1,031,194	700,445
General and administrative	778,820	571,058
Total Operating Expenses	2,327,540	1,637,080
Operating Income	835,673	359,504
Interest Expense	(93,032)	(166,884)
Interest and Other Income	64,661	8,719
Income before Income Taxes	807,302	201,339
Income Tax (Expense)/Benefit	(12,000)	583,890
Net Income	$ 795,302	$ 785,229
Basic Earnings Per Share	$ .07	$ .08
Diluted Earnings Per Share	$ .07	$ .07
Weighted Average Shares – Basic	11,708,331	9,248,175
Weighted Average Shares – Diluted	12,006,170	11,414,584

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED FEBRUARY 28, 2005 AND FEBRUARY 29, 2004

	COMMON STOCK PAR VALUE $.01		ADDITIONAL PAID-IN CAPITAL	STOCK SUBSCRIPTION RECEIVABLE	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS' (DEFICIENCY) EQUITY
	SHARES	AMOUNT				
Balance - February 28, 2003	9,200,161	$ 92,002	$ 6,037,305	$ 0	$ (6,768,760)	$ (639,453)
Non-employee stock options	-	-	1,564	-	-	1,564
Exercise of warrants	624,444	6,245	176,200	-	-	182,445
Exercise of stock options	91,516	915	13,372	-	-	14,287
Conv. of Notes and liabilities	578,035	5,780	236,995	-	-	242,775
Net Income	-	-	-	-	785,229	785,229
Balance - February 29, 2004	10,494,156	104,942	6,465,436	-	(5,983,531)	586,847
Stock Sold / Issued	388,168	3,882	575,796	(15,750)	-	563,928
Exercise of warrants	2,272,017	22,720	263,003	-	-	285,723
Exercise of stock options	671,299	6,713	66,998	-	-	73,711
Net Income	-	-	-	-	795,302	795,302
Balance - February 28, 2005	13,825,640	$ 138,257	$ 7,371,233	$ (15,750)	$ (5,188,229)	$ 2,305,511

See notes to consolidated financial statements.

	YEARS ENDED	
	FEBRUARY 28, 2005	FEBRUARY 29, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 795,302	$ 785,229
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	53,092	49,469
Imputed interest expense	-	17,608
Provision for doubtful accounts	3,077	1,371
Increase in:		
Accounts receivable	(2,946)	(440,166)
Inventories	(432,941)	(110,803)
Prepaid expenses and other current assets	(28,114)	(27,577)
Deferred tax assets	-	(585,000)
Increase in:		
Accounts payable and accrued expenses	97,459	292,892
Net Cash Provided by (Used in) Operating Activities	484,929	(16,977)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, furnishings and leasehold improvements	(126,887)	(10,411)
Patent filing costs	(347)	(2,296)
Other assets	(630)	-
Net Cash Used In Investing Activities	(127,863)	(12,707)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of stock	563,923	-
Proceeds from exercise of warrants and options	359,439	198,296
Conversion of notes and debt to equity	-	242,774
Repayment under revolving credit line	(312,000)	-
Repayments of notes payable and equipment loans	-	(9,072)
Repayment of notes to related parties	-	(24,283)
Repayment of subordinated debt	-	(20,928)
Loan Payments/ exchanges	(737,372)	(432,774)
Net Cash Used in Financing Activities	(126,010)	(45,987)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	231,056	(75,671)
CASH AND CASH EQUIVALENTS		
Beginning of year	189,987	265,658
End of year	$ 421,043	$ 189,987

See notes to consolidated financial statements.

Note 1: BUSINESS DESCRIPTION

The Company was incorporated in New York on March 21, 1975 for the purpose of engaging in the development, manufacture, and sale of ultrasonic liquid atomizing nozzles, which are sold world-wide. Ultrasonic nozzle systems atomize low to medium viscosity liquids by converting electrical energy into mechanical motion in the form of high frequency ultrasonic vibrations that break liquids into minute drops that can be applied to surfaces at low velocity.

Note 2: SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The accompanying consolidated financial statements of Sono-Tek Corporation, a New York corporation (the "Company"), include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Cleaning Systems, Inc., a New Jersey Corporation ("SCS"), which the Company acquired on August 3, 1999, whose operations have been discontinued. There have been no operations of this subsidiary since Fiscal Year Ended February 28, 2002. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds and short-term certificates of deposit with original maturities of 90 days or less. The Company occasionally has cash or cash equivalents on hand in excess of the $100,000 insurable limits at a given bank. At February 28, 2005, the Company had $292,205 over the insurable limit.

Supplemental Cash Flow Disclosure -

	YEARS ENDED	
	FEBRUARY 28, 2005	FEBRUARY 29, 2004
Interest paid	$ 93,032	$ 172,684
Income taxes paid	-	-
Non-cash items:		
Interest expense for issuance of warrants	$ 0	$ 17,606

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods. Consignment goods are spare parts used by outside sales representatives for emergency repairs performed on customer's equipment.

Allowance for doubtful accounts - The Company records a bad debt expense/allowance based on managements estimate of uncollectible accounts. All outstanding accounts receivable accounts are reviewed for collectibility on an individual basis. The bad debt expense recorded for the year ended February 28, 2005 and February 29, 2004 was $13,500 and $12,000 respectively.

Equipment, Furnishings and Leasehold Improvements – Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Product Warranty - Expected future product warranty expense is recorded when the product is sold.

Intangible Assets - Include Costs of patent applications which are deferred and charged to operations over seventeen years for domestic patents and twelve years for foreign patents and the unamortized portion of deferred financing costs. The accumulated amortization of patents is $45,487 at February 28, 2005.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred. Engineering costs directly applicable to the manufacture of existing products are included in cost of goods sold.

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings (Loss) Per Share - Basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Stock options granted but not yet exercised under the Company's stock option plans are included for Diluted EPS calculations under the treasury stock method.

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expenses for the year ended February 28, 2005 and February 29, 2004 was $14,905 and $14,914, respectively.

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Stock-Based Employee Compensation - The Company accounts for stock-based compensation plans utilizing the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and the Financial Accounting Statement of Financial Accounting Standards No. 123 and No. 148 (SFAS 123 and SFAS 148), "Accounting for Stock-Based Compensation". Under SFAS 123, the Company will continue to apply the provisions of APB 25 to its stock-based employee compensation arrangements, and is only required to supplement its financial statements with additional pro-forma disclosures. The Company has elected to provide the related pro-forma disclosures utilizing an intrinsic value method of accounting for such stock based compensation.



The estimated fair value of options granted during Fiscal Year 2005 was $1.64 per share and the estimated fair value of options granted during Fiscal Year 2004 was $.23 per share. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the 1993 Plan. Had compensation cost for the Company's stock option plan been determined based on the intrinsic value at the option grant dates for awards in accordance with the accounting provisions of SFAS 123, the Company's net income and basic and diluted earnings per share for the years ended February 28, 2005 and February 29, 2004 would have been changed to the pro forma amounts indicated below:

	YEARS ENDED	
	FEBRUARY 28, 2005	FEBRUARY 29, 2004
Net income:		
As reported	$795,302	$785,229
Deduct: Total stock based employee compensation under Intrinsic value based method for all awards, net of tax effects	746,818	10,863
Pro forma net income	$ 48,484	$774,366
Basic earnings per share:		
As reported	$ 0.07	$ 0.08
Pro forma	$ 0.00	$ 0.08
Diluted earnings per share:		
As reported	$ 0.07	$ 0.07
Pro forma	$ 0.00	$ 0.07

The fair value of options granted under the Company's fixed stock option plans during Fiscal Years 2005 and 2004 were estimated on the dates of grant using the minimum value options-pricing models with the following weighted-average assumptions used: expected volatility of approximately 109% and 107% in Fiscal Years 2005 and 2004, respectively, risk-free interest rate of approximately 3.25% in Fiscal Years 2005 and 2004, and expected lives of option grants of approximately five years.

Recognition of Revenue – Sales are recorded at the time title passes to the customer, which, based on shipping terms, generally occurs when the product is shipped to the customer. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances.

Concentration of Credit Risk - The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business. The Company does have cash in excess of the federal insurable limits as noted above. The Company also has two customers, which accounted for 11% and 9% of sales, respectively, during the year ended February 28, 2005. One customer accounted for 11% of the outstanding accounts receivables at February 28, 2005.

Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements-

FASB 151 - INVENTORY COSTS

In November 2004, the FASB issued FASB Statement No. 151, which revised ARB No.43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date of this Statement is issued. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 152 – ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS

In December 2004, the FASB issued FASB Statement No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real-estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 153 – EXCHANGES OF NONMONETARY ASSETS

In December 2004, the FASB issued FASB Statement No. 153. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this Statement is issued. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 123 (REVISED 2004) – SHARE-BASED PAYMENTS

In December 2004, the FASB issued a revision to FASB Statement No. 123, Accounting for Stock Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans.



A nonpublic entity will measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments, except in certain circumstances.

A public entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. A nonpublic entity may elect to measure its liability awards at their intrinsic value through the date of settlement.

The grant-date fair value of employee share options and similar instruments will be estimated using the option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available).

Excess tax benefits, as defined by this Statement, will be recognized as an addition to paid-in-capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in paid-in capital to which it can be offset.

The notes to the financial statements of both public and nonpublic entities will disclose information to assist users of financial information to understand the nature of share-based payment transactions and the effects of those transactions on the financial statements.

For public entities that file as small business issuers the effective date will be as of the beginning of the first interim or annual reporting period that begins after December 15, 2005, Management intends to comply with this Statement at the scheduled effective date for the relevant financial statements of the Company.

FASB INTERPRETATION NO. 47 – ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

In March 2005, FASB Interpretation No.47 "FIN 47" was issued, which clarifies certain terminology as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. In addition it clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Early adoption of FIN 47 is encouraged. Management believes the adoption of FIN 47 will have no impact on the financials of the Company, once adopted.

Note 3: SEGMENT INFORMATION

The Company currently operates in one business segment, spraying systems and is primarily engaged in the business of developing, manufacturing, selling, installing and servicing ultrasonic spray equipment.

Note 4: SALE OF CLEANING SYSTEM BUSINESS

The Company sold the assets and rights to its Cleaning Systems business on February 28, 2005. The assets, which included certain inventories, drawings and patents were sold for $60,000. Other income of $41,224 was recognized in the financial statements as a result of this sale. An additional contingent payment of up to $22,500 may be due based on future sales of Cleaning Systems products.

Note 5: INVENTORIES

Inventories consist of the following:

	FEBRUARY 28, 2005
Raw Materials	$ 585,563
Work-in-process	506,975
Consignment	9,305
Finished Goods	487,817
Totals	1,589,660
Less: Allowance	(251,250)
	$1,338,410

Note 6: EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Equipment, furnishings and leasehold improvements consist of the following:

	FEBRUARY 28, 2005
Laboratory equipment	$ 172,841
Machinery and equipment	304,467
Leasehold improvements	45,913
Furniture and fixtures	337,296
Totals	860,517
Less: accumulated depreciation	(720,384)
	$ 140,133

Depreciation expense for the years ended February 28, 2005 and February 29, 2004 was $44,590 and $37,452, respectively.

Note 7: ACCRUED EXPENSES

Accrued expenses consist of the following:

	FEBRUARY 28, 2005
Accrued compensation	$ 233,155
Sales tax liability	6,920
Accrued interest	1,495
Accrued marketing expense	19,585
Estimated warranty costs	21,825
Accrued commissions	82,270
Professional fees	23,865
Customer deposits	75,746
Other accrued expenses	26,967
	$ 491,828



Note 8: REVOLVING LINE OF CREDIT

The Company has a $500,000 revolving line of credit at prime which was 5.75% at February 28, 2005. The loan is collateralized by all of the assets of the Company. The line of credit is payable on demand and must be retired for a 30 day period once annually. If the Company fails to perform the 30 day annual pay down or if the bank elects to terminate the credit line, the bank may at its option convert the outstanding balance to a 36 month term note with payments including interest in 36 equal installments. As of February 28, 2005, the balance was $350,000, hence the unused credit line was $150,000.

Note 9: COMMITMENTS AND CONTINGENCIES

Leases – Total rent expense was approximately $84,677 and $78,661, for the two years ended February 28, 2005 and February 29, 2004, respectively.

The Company has $61,983 in future minimum obligations under its lease, which expires November 30, 2005.

Note 10: INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate to pre-tax income (loss) as follows:

	FEBRUARY 28, 2005	%	FEBRUARY 29, 2004	%
Computed tax at maximum rate	$ 311,000	38.5	$ 68,455	34.0
Other permanent differences			1,728	1.0
Franchise taxes due, net of federal benefit	54,000	6.7		
Utilization or change in valuation allowance for tax effect of operating loss carryforwards	(353,000)	(43.7)	(654,073)	(325.0)
Income tax (benefit)	$ 12,000	1.5	$ (583,890)	(290.0)

The net deferred tax asset is comprised of the following:

	FEBRUARY 28, 2005
Allowance for doubtful accounts	$ 7,000
Inventory	98,000
Accrued vacation	13,000
Accrued expenses	110,000
Net operating losses and other carryforwards	1,156,000
Net deferred tax assets before valuation allowance	1,384,000
Deferred tax asset valuation allowance	(799,000)
Net deferred tax asset	$ 585,000

The change in the valuation allowance was $122,000 for the year ended February 28, 2005. This represents a $158,000 decrease in the net operating loss valuation allowance offset by a $36,000 increase in the timing difference of accrued expense accruals. A $585,000 tax benefit has been reflected as a tax asset in the financial statements, of which $117,000 is a current asset.

At February 28, 2005, the Company has available net operating loss carryforwards of approximately $2,965,000 for income tax purposes, which expire between fiscal 2006 and fiscal 2022. The Company also has research and development credits of approximately $136,000, which expire between fiscal 2010 and fiscal 2021. The net operating loss and credit carryforwards generated by a subsidiary are subject to limitations under Section 382 of the Internal Revenue Code.

Note 11: STOCK OPTIONS AND WARRANTS

Stock Options – The Company has two stock option plans, the 1993 Stock Incentive Plan, as Amended ("1993 Plan") and the 2003 Stock Incentive Plan ("2003 Plan"). Under each Plan, options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 1,500,000 of the Company's common shares. Options granted under the 1993 Plan expire on various dates through 2012. The 1993 Plan expired in October 2003 and no further options can be granted under the 1993 Plan. A total of 167,062 options remain outstanding under the 1993 Plan. Under the 2003 Plan options expire at various dates through 2015. A total of 774,000 options are outstanding under the 2003 Plan.

During Fiscal Year 2005 the Company granted options for 540,000 shares exercisable at prices from $.95 to $1.75 to officers of the Company, options for 40,000 shares exercisable at $1.06 to directors of the Company, options for 144,000 shares exercisable at prices from $.95 to $2.30 to employees of the Company, and options for 50,000 shares exercisable at prices from $1.06 to $1.95 to consultants to the Company. During Fiscal Year 2005, compensation expense of $19,801 was recognized based on the fair value of the options granted to two consultants.

During Fiscal Year 2004, the Company granted options for 20,000 shares exercisable at $.19 per share to a director of the Company and options for 10,000 shares at $.25 to a consultant to the Company. There were no options granted to employees of the Company. During Fiscal Year 2004, compensation expense of $1,564 was recognized based on the fair value of the options granted to a consultant.

Under both the 1993 Plan and the 2003 Plan, options granted at prices that are at least 100% of the fair market value of the common stock at time of grant. For qualified employees, except under certain circumstances specified in both Plans or unless otherwise specified at the discretion of the Board of Directors, no option may be exercised prior to one year after date of grant, with the balance becoming exercisable in cumulative installments over a three year period during the term of the option, and terminate at a stipulated period of time after an employee's termination of employment.

A summary of the activity of both plans for the years ended February 28, 2005 and February 29, 2004 is as follows:

	STOCK OPTIONS		WEIGHTED AVERAGE EXERCISE PRICE	
	OUTSTANDING	EXERCISABLE	OUTSTANDING	EXERCISABLE
Balance – February 28, 2003	1,122,562	903,062	$ .33	$ .35
Granted Fiscal Year 2004	30,000		.23	
Exercised Fiscal Year 2004	(91,516)		(.16)	
Canceled Fiscal Year 2004	(100,000)		(.52)	
Balance – February 29, 2004	961,046	890,171	$ .32	$ .29
Granted Fiscal Year 2005	774,000		1.64	
Exercised Fiscal Year 2005	(792,484)		(.26)	
Canceled Fiscal Year 2005	(1,500)		(.30)	
Balance – February 28, 2005	941,062	642,062	$1.46	$1.47



Information, at date of issuance, regarding stock option grants for the years ended February 28, 2005 and February 29, 2004

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE FAIR VALUE
Year ended February 29, 2004:			
Exercise price exceeds market price	-	$ -	$ -
Exercise price equals market price	30,000	.23	.23
Exercise price is less that market price	-	-	-
Year ended February 28, 2005:			
Exercise price exceeds market price	25,000	$1.95	$1.75
Exercise price equals market price	749,000	1.63	1.63
Exercise price is less that market price	-	-	-

The following table summarizes information about stock options outstanding and exercisable at February 28, 2005:

	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING LIFE IN YEARS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE
Range of exercise prices:				
$.09 to $.50	99,500	7.6	$ .24	99,500
$.51 to $1.00	129,062	7.8	$ .86	35,062
$1.01 to $1.75	602,500	9.2	$1.64	507,500
$1.76 to $2.30	110,000	9.9	$2.22	0

Warrants –

On February 15, 2000, the Company entered into a 90 day $100,000 subordinated convertible loan with a non-affiliated individual convertible into common stock at $1.00 per share. The loan and related interest of 8 % was repaid upon maturity, May 15, 2000. As part of the loan agreement, the lender was eligible to receive a warrant to purchase 50,000 shares of the Company's common stock, if the loan was not converted to equity or was not repaid. When the loan was repaid, the lender received a five-year warrant to purchase 50,000 shares of the Company's common stock at $1.00 per share in accordance with the provisions of the agreement. This warrant was exercised on May 9, 2005.

On October 28, 2004, the Company issued two one year warrants each to purchase 142,857 shares of the Company's common stock at $1.75 per share to a New York State Agency. These warrants were issued at fair-market value to encourage additional equity investment in the Company.

On December 3, 2004, in conjunction with a private offering of 307,000 shares of the Company's common stock, the Company issued two year warrants to purchase 76,750 shares of the Company's common stock at $1.75 per share to eight accredited investors. In April 2005, 10,000 of these warrants were exercised.

Note 12: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	FEBRUARY 28, 2005	FEBRUARY 29, 2004
Numerator for basic and diluted Earnings per share	$ 795,302	$ 785,229
Denominator:		
Denominator for basic earnings per share -weighted average shares	11,708,331	9,096,436
Effects of dilutive securities:		
Warrants	22,619	1,020,085
Stock options for employees, directors and outside consultants	275,221	454,780
Denominator for diluted earnings per share	12,006,170	11,414,584
Basic Earnings Per Share	$ .07	$ .08
Diluted Earnings Per Share	$ .07	$ .07

Note13: RELATED PARTY TRANSACTIONS

Norwood loans - On April 30, 2001, in order to induce the advance of an additional $300,000 by Norwood Venture Corp. ("Norwood"), certain of the Company's directors, an officer and an affiliate of the Company participated in the amount of $216,750 in the additional mezzanine financing. Interest expense of $8,821 and $26,571 was paid to Norwood and forwarded to these individuals during Fiscal Years 2005 and 2004, respectively.

On December 15, 2004, Norwood Venture Corporation and the Company reached an agreement whereby the "Put" rights under the Norwood Loan and Warrant Agreement were terminated for a sum of $188,000 paid by the Company to Norwood. Also, Norwood exercised all of its warrants to purchase the Company's stock, resulting in the issuance of 2,022,017 shares of common stock. The Chairman of the Company and an over 5% owner of the Company were participants in the Norwood Loan and, accordingly, they each received 243,239 shares of the Company's common stock as the result of the warrant exercise. Also, they each received $103,333 as part of the repayment of the principal of the Norwood Loans.

Debt exchange - related party –

During February 2004 loans, accrued interest and prior year consulting fees due to the Chairman of the Company in the amount of $123,827 were exchanged for 294,825 shares of common stock valued at $.42 per share. The debt to equity conversion price was negotiated independently with other third party creditors on an "arms length" basis.

Warrant issuance - related party –

During February 2004 warrants to acquire 300,000 shares of the Company's common stock were exercised at $.30 per share by the Chairman of the Company for $90,000. The proceeds from this exercise were used to repay prior year loans due to the Chairman.

Note 14: SIGNIFICANT CUSTOMERS AND FOREIGN SALES

From continuing operations - One customer accounted for 11% of the Company's sales for Fiscal Year ended February 28, 2005.

Export sales to customers located outside the United States were approximately as follows:

	FEBRUARY 28, 2005	FEBRUARY 29, 2004
Western Europe	$ 482,000	$ 552,000
Far East	986,000	171,000
Other	925,000	132,000
	$ 2,393,000	$ 855,000

During Fiscal Years 2005 and 2004, sales to foreign customers accounted for approximately $2,393,000 and $855,000, or 41% and 24% respectively, of total revenues.

Note 15: SUBSEQUENT EVENTS

Revolving Loan Repayment

On April 12, 2005, the Company repaid the outstanding borrowings of $350,000 under the $500,000 Revolving Line of Credit with the M&T Bank. Such repayment is required for a 30 day period annually.

Additional Equity Investments

On May 3, 2005, the Company sold 125,000 shares of its common stock at $2.30 per share and issued a warrant to purchase an additional 25,000 shares of common stock at $2.45 per share to an institutional investor in a private placement. On May 9, 2005, a warrant for 50,000 shares was exercised for $1.00 per share. On May 11, 2005, a warrant for 142,857 shares of the Company's common stock was exercised at $1.75 per share by Empire State Development Corporation, Small Business Technology Investment Fund.

COMMON STOCK

The Company's Common Stock trades in the over-the-counter market on the OTC Bulletin Board. The following table sets forth the range of high and low closing bid quotations for the Company's Common Stock for the periods indicated.

FISCAL YEAR ENDED:	FEBRUARY 28, 2005		FEBRUARY 29, 2004	
	High	Low	High	Low
First Quarter	$1.65	$ 0.60	$ 0.30	$ 0.10
Second Quarter	1.26	0.94	0.30	0.16
Third Quarter	2.14	1.15	0.70	0.19
Fourth Quarter	3.00	2.10	0.89	0.40

The above quotations are believed to represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions. The Company believes that, although limited or sporadic quotations exist, there is no established public trading market for the Company's Common Stock.

CORPORATE DIRECTORY



DIRECTORS

Harvey L. Berger, Ph.D.
Director and Chief Technologist

Christopher L. Coccio, Ph.D.
Chief Executive Officer, President and a Director

Edward J. Handler, Esq.
Director*

Donald F. Mowbray, Ph.D.
Director*

Samuel Schwartz
Chairman and Director

Philip A. Strasburg, CPA
Director*

* Member of the Audit Committee and Compensation Committee.

EXECUTIVE OFFICERS

Stephen J. Bagley, CPA
Chief Financial Officer

Harvey L. Berger, Ph.D.
Director and Chief Technologist

Christopher L. Coccio, Ph.D.
Chief Executive Officer, President and a Director

Vincent F. DeMaio
Vice President

R. Stephen Harshbarger
Vice President

CORPORATE HEADQUARTERS

2012 Route 9W
Milton, NY 12547
Phone: 845•795•2020
Fax: 845•795•2720

CORPORATE WEBSITE

http://www.sono-tek.com

CORPORATE E-MAIL

info@sono-tek.com

SONO·TEK Corporation
leadership through innovation since 1975

2012 Route 9W, Milton, NY 12547 USA

Telephone: (845) 795-2020 • Fax: (845) 795-2720

Internet: www.sono-tek.com • E-mail: info@sono-tek.com